Exhibit 3.1

SEVENTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ALTA MESA HOLDINGS, LP

(A Texas Limited Partnership)

THE UNITS REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. WITHOUT REGISTRATION, THESE UNITS MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED AT ANY TIME WHATSOEVER, EXCEPT ON DELIVERY TO THE PARTNERSHIP OF AN OPINION OF COUNSEL SATISFACTORY TO THE GENERAL PARTNER OF THE PARTNERSHIP THAT REGISTRATION IS NOT REQUIRED FOR THE TRANSFER, OR THE SUBMISSION TO THE GENERAL PARTNER OF THE PARTNERSHIP OF OTHER EVIDENCE SATISFACTORY TO THE GENERAL PARTNER TO THE EFFECT THAT ANY TRANSFER WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR ANY RULE OR REGULATIONS PROMULGATED THEREUNDER. ADDITIONALLY, ANY SALE, PLEDGE OR OTHER TRANSFER OF THESE UNITS IS SUBJECT TO CERTAIN RESTRICTIONS THAT ARE SET FORTH IN THE SEVENTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF THE PARTNERSHIP.

SEVENTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ALTA MESA HOLDINGS, LP

(A Texas Limited Partnership)

i

ARTICLE 7	BOOKS AND ACCOUNTS	10
7.1.	Books and Records	10
7.2.	Reports	11
7.3.	Taxation as a Disregarded Entity	11
7.4.	Depositories	11

ARTICLE 8	ADMISSION OF NEW PARTNERS; TRANSFER OR PLEDGE OF UNITS	11
8.1.	Admission of New Partners	11
8.2.	Transfers and Pledges	11
8.3.	Substitute Partner	11
8.4.	Assignee’s Rights	12

ARTICLE 9	WINDING-UP	12
9.1.	Causes	12
9.2.	Reconstitution	12
9.3.	Interim Manager	13

ARTICLE 10	LIQUIDATION AND TERMINATION	13
10.1.	General	13
10.2.	Liquidation	14
10.3.	Creation of Reserves	14
10.4.	Final Accounting	14

ARTICLE 11	MISCELLANEOUS	14
11.1.	Notices	14
11.2.	Interpretation	15
11.3.	Terms	15
11.4.	Amendment	15
11.5.	Severability	15
11.6.	No Third-Party Beneficiary	15
11.7.	Sole and Absolute Discretion	15
11.8.	Binding Effect	15
11.9.	Complete Agreement	15
11.10.	Title to Partnership Property	15
11.11.	Reliance on Authority of Persons Signing Agreement	15
11.12.	Other Business	16
11.13.	Partition Rights	16
11.14.	Agreement in Counterparts	16

Attachments:	Exhibit A

ii

SEVENTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ALTA MESA HOLDINGS, LP

(A Texas Limited Partnership)

THIS SEVENTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (this “Agreement”) is made as of the 9th day of February, 2018, by and among Alta Mesa Holdings GP, LLC, a Texas limited liability company (the “General Partner”), and those Persons (hereinafter defined) who execute this Agreement as limited partners (collectively, the “Limited Partners”), and they together hereby form a limited partnership (the “Partnership”) pursuant to TBOC (hereinafter defined).

RECITALS

WHEREAS, the Partnership was formed as a limited partnership under the Texas Business Organizations Code (as amended from time to time, the “TBOC”) pursuant to the filing of a Certificate of Formation of Alta Mesa Holdings, LP (the “Certificate”) filed with the Secretary of State of Texas on September 26, 2005;

WHEREAS, pursuant to (i) that certain Contribution Agreement by and among the Partnership, the General Partner, High Mesa Holdings, LP, a Delaware limited partnership (“HMH LP”), High Mesa Holdings GP, LLC, a Delaware limited liability company, Alta Mesa Resources, and the other parties thereto, dated as of August 16, 2017 and (ii) that certain Contribution Agreement by and between Riverstone VI Alta Mesa L.P., a Delaware limited partnership (“Riverstone”), and Alta Mesa Resources, dated as of August 16, 2017 (collectively, the “Contribution Agreements”), Riverstone and HMH LP contributed one hundred percent (100%) of their Class A Units and Class B Units (each as defined under the Sixth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 16, 2017 (the “Prior Agreement”)) in the Partnership and one hundred percent (100%) of their Units in the General Partner to SRII Opco, LP, a Delaware limited partnership (“SRII”), in exchange for Common Units (as such term is defined in the Amended and Restated Agreement of Limited Partnership of SRII) in SRII and Class C Common Stock in Alta Mesa Resources; and

WHEREAS, the Partnership and the Partners now wish to amend and restate the Prior Agreement, in its entirety in order to reflect (i) the changes in ownership pursuant to the Contribution Agreements, and, in connection therewith, the admission of SRII as a Limited Partner, (ii) a single class of limited partner Units and (iii) the rights and obligations of the Partners that are enumerated and agreed upon in this Agreement, in each case, effective as of the date of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto, each intending to be legally bound, agree as follows:

ARTICLE 1

GENERAL

1.1. Formation. The Partnership was formed pursuant to TBOC on September 26, 2005. Except as otherwise provided in this Agreement, the rights and liabilities of the Partners are governed by TBOC.

1.2. Name and Certificate. The name of the Partnership is “Alta Mesa Holdings, LP.” The General Partner caused to be prepared and filed the Certificate to satisfy the requirements of TBOC on September 26, 2005, and shall promptly cause to be prepared and filed any assumed name certificates required by Applicable Laws.

1.3. Office and Agent. The registered agent, registered office, and principal place of business of the Partnership are set forth on Exhibit A. The registered agent, registered office, or principal place of business may be changed by the General Partner after the General Partner delivers a written notice about such change to the Partners.

1.4. Term. The Partnership was formed as a limited partnership on the date that the Certificate was filed with the Secretary of State of the State of Texas and shall continue until terminated pursuant to this Agreement.

1.5. Purposes. The purpose for which the Partnership is organized is to transact any or all lawful business for which limited partnerships may be organized under TBOC. The Partnership shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Partnership, to the extent the same may be legally exercised by limited partnerships under TBOC. The Partnership shall carry out the foregoing activities pursuant to the arrangements set forth in the Certificate and this Agreement.

1.6. Limits. The relationship between and among the Partners is limited to the carrying on of the business of the Partnership in accordance with this Agreement. That relationship shall be construed and deemed to be a limited partnership for the sole and limited purpose of carrying on that business. This Agreement does not create a general partnership between the parties or authorize any party to act as general agent for any other party.

ARTICLE 2

DEFINITIONS

2.1. Definitions. In this Agreement, the following terms, unless the context otherwise requires, have the meanings indicated:

“Accountant” means the certified public accountant or firm of certified public accountants, if any, selected by the General Partner to perform accounting functions on behalf of the Partnership.

“Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.

“Affiliate” means, with respect to a specified Person, each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

“Agreement” means this Seventh Amended and Restated Agreement of Limited Partnership, as amended, from time to time. Words, such as “herein,” “hereinafter,” “hereof,” “hereto,” and “hereunder” refer to this Agreement as a whole, unless the context otherwise requires.

“Alta Mesa Resources” means Alta Mesa Resources, Inc. (f/k/a Silver Run Acquisition Corporation II), a Delaware corporation.

“Anti-Corruption Laws” means laws, regulations, or orders relating to anti-bribery or anti-corruption (governmental or commercial), including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended; the federal prohibitions on bribes and gratuities (18 U.S.C. § 201), theft or bribery concerning programs receiving federal funds (18 U.S.C. § 1347), and honest services fraud (18 U.S.C. § 1346); the UK Bribery Act 2010; national and international laws enacted to implement the OECD Convention on Combatting Bribery of Foreign Public Officials in International Business Transactions; and laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to a Public Official, commercial entity, or any other Person to obtain or retain an improper business advantage or to induce or reward a Public Official to take (or for taking) an official act, including but not limited to state, local, or municipal laws addressing anti-corruption or anti-bribery.

“Applicable Laws” means any applicable law, statute, ordinance, rule, regulation, decision, order, or determination of any governmental authority.

“Approval of the Partners” or “Approved by the Partners” means the affirmative approval, determined under Section 6.5, of Partners then entitled to vote who hold in the aggregate more than fifty percent (50%) of the LP Units.

“Assignee” means a transferee of all or any portion of a Partner’s or any other transferor’s Units.

“Bankruptcy” means, for any Partner, that Partner’s taking or acquiescing in the taking of an action seeking relief under, or advantage of, any applicable debtor relief, liquidation, receivership, conservatorship, bankruptcy, moratorium, rearrangement, insolvency, reorganization, or similar law affecting the rights or remedies of creditors generally, as in effect from time to time.

“Business Day” means a day other than a Saturday, Sunday, or other day that is a nationally recognized holiday.

“Business Opportunities Exempt Party” has the meaning set forth in Section 6.8.

“Capital Contribution” means, with respect to any Partner, the amount of money or the value of property contributed to the Partnership with respect to the interest in the Partnership held by that Person.

“Certificate” has the meaning set forth in the recitals.

“Code” means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

“Contribution Agreements” has the meaning set forth in the recitals.

“Equity Securities” means (i) any Unit, (ii) any security convertible, with or without consideration, into any Unit (including any option to purchase such a convertible security), (iii) any security carrying any warrant or right to subscribe to or purchase any Unit or (iv) any such warrant or right.

“Fiscal Year” means the Partnership’s fiscal year, which shall be the calendar year.

“General Partner” means any Person who (i) is referred to as such in the first paragraph of this Agreement, or has become a General Partner pursuant to the terms of this Agreement, and (ii) has not ceased to be a General Partner pursuant to the terms of this Agreement.

“Governmental Authority” means (a) any U.S. or non-U.S. national, federal, state, county, municipal, or local government or any entity exercising executive, legislative, judicial, regulatory, military, taxing or administrative functions of or pertaining to government, (b) any public international organization, (c) any agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition, or (d) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any government, entity, organization or other Person described in the foregoing clauses (a), (b) or (c) of this definition.

“GP Units” has the meaning set forth in Section 3.2.

“HMH LP” has the meaning set forth in the recitals.

“Indemnitee” means (a) the General Partner, the Limited Partners and their respective partners, members, officers, directors, managers, employees, agents, owners, and stockholders, (b) each Person not identified in clause (a) of this definition who is a director or officer of any subsidiary of the Partnership and (c) any other Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Limited Partner” means any Person who (i) is referred to as such in the first paragraph of this Agreement, or has become a Limited Partner pursuant to the terms of this Agreement, and (ii) has not ceased to be a Limited Partner pursuant to the terms of this Agreement.

“LP Units” has the meaning set forth in Section 3.2.

“Net Cash Flow” means all cash flow, receipts and revenues generated by the Partnership minus amounts necessary for (i) Operating Expenses, (ii) a reserve fund for future Operating Expenses, (iii) debt service of the Partnership, or (iv) any other expenses of the Partnership.

“OFAC” has the meaning set forth in Section 3.5(e).

“OFAC Regulations” has the meaning set forth in Section 3.5(f).

“Operating Expenses” means the costs, expenses, or charges incurred by the Partnership, including, without limitation, management fees or salaries, professional fees, wages, all other expenses incurred in the day-to-day operation of any business similar to the business of the Partnership and any fees or expenses paid in accordance with Section 6.3.

“Partners” means all General Partners and all Limited Partners, where no distinction is required by the context in which the term is used herein.

“Partnership” has the meaning set forth in the preamble.

“Person” means any corporation, limited liability company, partnership, joint venture, co-tenancy, trust, or any other legal entity or natural person, whether or not a party to this Agreement.

“Pledge” or any derivation thereof, means, as the context may require, a pledge, encumbrance, lien, mortgage, hypothecation, or similar disposition (other than a Transfer) with respect to the applicable property in connection with the granting of a lien or security interest to secure an obligation of the pledgor.

“Prior Agreement” has the meaning set forth in the recitals.

“Property” means all the assets of the Partnership.

“Pro Rata” means the ratio determined by dividing the number of LP Units of Partners to whom that particular provision of this Agreement is stated to apply, by the aggregate number of LP Units of all Partners to whom that provision is stated to apply.

“Public Official” means (a) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, whether elected or not and regardless of rank or title, (b) any political party or party official or candidate for political office or (c) any official, officer, employee or representative of any company, business, corporation, enterprise or other entity owned, in whole or in part, or controlled by any government, entity, organization or other Person described in the foregoing clauses (a) or (b) or that was formed by, or for the benefit of, a Public Official.

“Riverstone” has the meaning set forth in the recitals.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder as in effect from time to time.

“Substitute Partner” has the meaning set forth in Section 8.3.

“SRII” has the meaning set forth in the recitals.

“TBOC” has the meaning set forth in the recitals.

“Transfer,” or derivations thereof, of a Unit means, as a noun, the transfer, sale, assignment, exchange or other disposition (excluding a Pledge) of a Unit, or any part thereof, directly or indirectly, and as a verb, voluntarily to transfer, sell, assign, exchange or otherwise dispose of(other than pursuant to a Pledge). In the case of a Partner or an Affiliate thereof, “Transfer” shall also include any assignment, sale, transfer, conveyance, pledge, grant of an option or other disposition or act of alienation of the Equity Securities of such Partner of Affiliate thereof, as the case may be, or of any interest therein, whether direct or indirect through any number of intermediaries or whether voluntary or involuntary or by operation of law. For the avoidance of doubt, for purposes of this Agreement, the term “Transfer” shall include any foreclosure or similar action taken by a lender or other party exercising its rights with respect to a Pledge of any Unit in accordance with the terms of this Agreement.

“Units” means the GP Units and LP Units, collectively, representing ownership interest of a Partner in the Partnership, and includes any and all rights, benefits and privileges to which such Partner is entitled in his capacity as a Partner of the Partnership as provided in this Agreement, the TBOC, the Certificate or otherwise, together with all obligations, duties and liabilities imposed on such Partner in his capacity as a Partner of the Partnership as provided in this Agreement, the TBOC, the Certificate or otherwise and any “Unit” shall refer to any one of the foregoing.

2.2. Other Definitions. All terms used in this Agreement that are not defined in this Article 2 have the meanings contained elsewhere in this Agreement.

ARTICLE 3

CONTRIBUTIONS AND UNITS

3.1. Identification. The name, address and Units of each Partner as of the date of this Agreement are set forth on Exhibit A. The Capital Contributions of the Partners shall be set forth on the books and records of the Partnership. Subject to the terms and conditions of this Agreement, the General Partner is hereby authorized to modify or amend Exhibit A to reflect any changes in the information set forth thereon (including to reflect Transfers of Units, the admission of Substitute Partners and the issuance of additional Units) after the date of this Agreement.

3.2. Units. The Units in the Partnership shall be divided into non-economic general partner interests owned by the General Partner (the “GP Units”) and economic units held by the Partners referred to as “LP Units” with the relative rights and obligations specified in this Agreement. For the avoidance of doubt, the LP Units held by the General Partner shall be held by the General Partner in its capacity as a Limited Partner.

3.3. Additional Capital Contributions. At any time the General Partner determines that additional funds are required to operate the Partnership, the General Partner may request that the Partners additional Capital Contributions and, in such case, shall issue in exchange therefor additional LP Units; provided, however, no Limited Partner shall be obligated or permitted to make any additional Capital Contributions. The terms and conditions of any additional Capital Contribution shall be determined by the General Partner.

3.4. Limitation on Liability. Except as otherwise provided in this Agreement, no Limited Partner shall be liable for the debts, liabilities, contracts, or any other obligations of the Partnership. Except as otherwise provided herein, a Limited Partner shall be liable to make only any additional Capital Contributions required in this Agreement and shall not be required to lend any funds to the Partnership.

3.5. Representations, Warranties and Covenants. Each Partner hereby represents, warrants and covenants to the Partnership and each other Partner that:

(a) such Partner has full power and authority to enter into this Agreement and to perform its obligations hereunder;

(b) the execution, delivery and performance of this Agreement do not conflict with any other agreement or arrangement to which such Partner is a party or by which it is or its assets are bound;

(c) such Partner is and will be acquiring its interest in the Partnership for investment purposes only for its own account and not with a view to the distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws;

(d) in connection with this Agreement, neither such Partner, nor any of its Affiliates, officers, directors, employees, or any Person acting on behalf of such Partner: (i) has violated or will violate any applicable Anti-Corruption Laws; or (ii) offered, paid, promised to pay, authorized the payment of, received, or solicited - or will offer, pay, promise to pay, authorize the payment of, receive or solicit - anything of value under circumstances such that all or a portion of such thing of value would be offered, given, or promised, directly or indirectly, to any Person to obtain any improper advantage or to induce or reward a Public Official to take or for taking an official act;

(e) neither such Partner, nor any of its Affiliates, direct or indirect beneficial owners, officers, directors or employees, (i) appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), nor are they otherwise a party with which the Partnership is prohibited from dealing under the laws of the United States, (ii) is a Person identified as a terrorist organization or otherwise the subject or target of restrictions or prohibitions pursuant to applicable non-U.S. laws and regulations, or (iii) unless otherwise disclosed in writing to the Partners prior to the date hereof, is a Public Official, or any immediate family member or close associate of a Public Official; and

(f) the monies used to fund the investment in the Units by such Partner are not derived from, invested for the benefit of, or related in any way to, (i) the government of any country designated by the U.S. government as a country supporting international terrorism, (ii) property that is blocked under any laws, orders or regulations administered by OFAC (“OFAC Regulations”), or that would be blocked under OFAC Regulations if it were in the custody of a U.S. national, (iii) Persons to whom U.S. nationals cannot lawfully export services, or with whom U.S. nationals cannot lawfully engage in transactions, under OFAC Regulations, or (iv) the governments of any country that has been designated as a “non-cooperative country or territory” by the Financial Action Task Force on Money Laundering or a country or financial institution designated as a “primary money laundering concern” by the U.S. Secretary of the Treasury.

ARTICLE 4

DISTRIBUTIONS

4.1. Distributions of Net Cash Flow. When the General Partner so directs, the Partnership shall make distributions of Net Cash Flow to the Limited Partners Pro Rata.

ARTICLE 5

STATUS OF LIMITED PARTNERS

5.1. General. Each Limited Partner has all of the rights, and is afforded the status, of a limited partner under TBOC. No Limited Partner shall participate in the management or control of the business of the Partnership, transact any business for the Partnership, or have any power to act for or bind the Partnership.

5.2. Limitation on Liability. No Limited Partner has any personal liability whatsoever, whether to the Partnership, the General Partner or any creditor of the Partnership, for the debts, expenses, liabilities, or obligations of the Partnership (but each Partner does have personal liability for its obligations under Article 3), unless that Limited Partner otherwise agrees in a separate writing with a third party creditor of the Partnership.

5.3. Bankruptcy; Death. None of the Bankruptcy, death, disability, or declaration of incompetence of a Limited Partner shall cause a dissolution of the Partnership. However, the rights of that Limited Partner to share in the profits and losses of the Partnership and to receive distributions of the funds of the Partnership shall, on the happening of one of these events, devolve on that estate, legal representative, or successors in interest, as the case may be, of that Limited Partner subject to the terms and conditions of this Agreement. The estate, representative, or successors in interest of that Limited Partner are liable for all of the unsatisfied obligations, if any, of that Limited Partner. However, the estate, representative, or successors in interest may become a limited partner in the Partnership only with the consent of the General Partner and in accordance with Section 8.3.

ARTICLE 6

MANAGEMENT

6.1. Rights.

(a) General. The General Partner shall have the exclusive right, power, and authority to take any action on behalf of the Partnership, other than actions specifically restricted herein.

(b) Necessary Approvals. Any action taken by the General Partner pursuant to this Agreement shall be subject to the necessary approval of the board of managers of the General Partner as and to the extent required by this Agreement and the Sixth Amended and Restated Limited Liability Company Agreement of the General Partner dated February 9, 2018, as may be amended from time to time. All matters material to the affairs and business of the Partnership shall be determined by the board of managers of the General Partner.

(c) Fiduciary Duties.

(i) Subject to, and as limited by the provisions of this Agreement, the General Partner shall owe to the Partnership and the Limited Partners duties of loyalty and due care of the type owed by a general partner to a limited partnership under the Act. The Partners agree that the provisions of this Agreement control over such non-contractual duties and liabilities of the General Partner (including fiduciary duties of any kind, whether formal, informal, or based on any pre-existing relationship) to the extent that they permit certain activities or restrict, modify, define or eliminate such duties or liabilities otherwise existing at law or in equity or by operation of the preceding sentence. For the avoidance of doubt, the parties agree that the standards set forth in this Agreement related to the existence of and performance of any duties, and the identification of activities or categories of activities that do not violate any duties or are permitted by this Agreement, are not manifestly unreasonable.

(ii) To the fullest extent permitted by applicable law, no Limited Partner, in its capacity as a Limited Partner, shall have any duty, fiduciary or otherwise to the Partnership or any other Limited Partner in connection with the business and affairs of the Partnership or any consent or approval given or withheld pursuant to this Agreement. The Limited Partners, as such, shall have no vote on any matters except if and to the extent provided pursuant to this Agreement or voting is required by the applicable provisions of the Act and such voting rights cannot be extinguished by agreement of the Partners.

6.2. Duties. The General Partner shall manage and control the Partnership and its business and affairs in accordance with the standards of the industry, and shall use reasonable, good faith efforts to carry out the business of the Partnership. The General Partner shall devote itself to the business of the Partnership to the extent required to carry out the business of the Partnership, but shall not be precluded from being involved in other businesses or activities. The General Partner shall perform its duties under this Agreement with ordinary prudence and in a manner characteristic of a businessman in similar circumstances.

6.3. Compensation and Reimbursement. The General Partner shall not be reimbursed for its overhead allocable to the business of the Partnership; provided, however, the General Partner shall be reimbursed by the Partnership for any and all reasonable out-of-pocket expenses, fees, and costs incurred in connection with the organization, business, and affairs of the Partnership.

6.4. Appointment and Replacement. Each General Partner shall serve in such capacity unless and until replaced pursuant to this Agreement. In the event of the death, liquidation, dissolution, Bankruptcy, withdrawal, or disability of any Person herein or hereafter named as General Partner, the Limited Partners shall appoint a successor General Partner who must be Approved by the Partners, excluding in such computation the Unit(s) of the then General Partner.

6.5. Approval and Meetings.

(a) Actions and decisions requiring Approval of the Partners may be authorized or made either by vote of the required Partners taken at a meeting of the required Partners or by written consent of same without a meeting. For the purpose of determining the Partners entitled to vote on, or to vote at, any meeting of the Partners or on a request for written consent, the record date for any such determination shall be the day before a General Partner delivers notice of the meeting or its request for written consent.

(b) The General Partner may call a meeting to obtain Approval of the Partners for an action or decision under this Agreement by delivering to the other Partners notice of the time and purpose of the meeting at least seven (7) days before the day of the meeting. Each meeting of Partners shall be conducted by the General Partner. Meetings may be held by telephone conference and participation by a Partner in a meeting by telephone conference shall constitute presence of that Partner.

(c) The General Partner may propose that actions or decisions requiring Approval of the Partners be approved by written consent of the required Partners in lieu of a meeting by delivering to the required Partners notice of the proposal of the General Partner. The written consent of a Partner to that proposal may be evidenced by its signature on a counterpart of the proposal or by a separate writing (including a facsimile, telegram, etc.) that identifies the proposal with reasonable specificity and states that it consents to that proposal. For purposes of obtaining a written consent, the General Partner may require the response of the requisite Partners within a specified time (the “Response Date”) provided the Response Date is not less than five (5) days from the date of the notice.

6.6. Execution of Documents. All Partners shall, on the request of the General Partner, promptly execute all documents and instruments necessary or helpful in carrying out actions of the Partnership that have been properly authorized.

6.7. Indemnification. Each Indemnitee shall be indemnified and held harmless by the Partnership, including advancement of expenses, but only to the extent that the assets of the Partnership are sufficient therefor, from and against all claims, liabilities, and expenses arising out of any management of the affairs of the Partnership, but excluding those caused by the gross negligence or willful misconduct of such Indemnitee, subject to all limitations and requirements imposed by TBOC. These indemnification rights are in addition to any rights that any Indemnitee may have against third parties. THE AGREEMENT SET FORTH IN THIS SECTION IS AN INDEMNITY BY THE PARTNERSHIP INDEMNIFYING EACH INDEMNITEE AGAINST ITS OWN NEGLIGENCE. THE GENERAL PARTNER AND THE LIMITED PARTNERS WOULD NOT HAVE ENTERED THIS AGREEMENT IF THIS PROVISION WAS NOT INCLUDED IN THE AGREEMENT.

6.8. Investment Opportunities. To the fullest extent permitted by applicable law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to the Limited Partners, the General Partner or any of their or such Affiliates’ respective officers, directors, agents, shareholders, members, partners, Affiliates, subsidiaries in their capacities as such (other than the Partnership and its subsidiaries) (each, a “Business Opportunities Exempt Party”). The Partnership renounces any interest or expectancy of the Partnership in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunity Exempt Party. No Business Opportunity Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership. No amendment or repeal of this Section 6.8 shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any shares of stock of Alta Mesa Resources or any Units shall be deemed to have notice of and consented to the provisions of this Section 6.8. Neither the alteration, amendment or repeal of this Section 6.8, nor the adoption of any provision of the Second Amended and Restated Certificate of Incorporation of Alta Mesa Resources inconsistent with this Section 6.8, shall eliminate or reduce the effect of this Section 6.8 in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Section 6.8, would accrue or arise, prior to such alteration, amendment, repeal or adoption. Notwithstanding the foregoing, a Business Opportunity Exempt Party who is a manager or officer of the General Partner and who is offered a business opportunity of the General Partner reasonably determined by the party receiving the opportunity to be expressly in his or her capacity as a manager or officer of the General Partner shall be obligated to communicate and offer such business opportunity to the General Partner and the General Partner and the Partnership do not renounce any such opportunity. Nothing this Section 6.8 shall limit any fiduciary obligations of the managers of the General Partner.

6.9. GP Units. The General Partner’s interest in the Partnership as general partner shall be represented by GP Units. GP Units shall constitute a non-economic interest in the Partnership and shall not receive distributions pursuant to Section 4.1. Except as set forth in Section 8.2(a), the General Partner may not Transfer GP Units, either directly or indirectly, by assignment, merger, consolidation or otherwise. For the avoidance of doubt, the General Partner may hold LP Units its capacity as a Limited Partner of the Partnership.

ARTICLE 7

BOOKS AND ACCOUNTS

7.1. Books and Records.

(a) The books and records of the Partnership shall, at the cost and expense of the Partnership, be kept or caused to be kept at the principal place of business of the Partnership, and shall be available for inspection by any Partner. The books and records shall be kept on the basis of a calendar year, shall reflect all transactions of the Partnership, shall be appropriate and adequate for conducting the business of the Partnership and shall otherwise be in accordance with generally accepted accounting principles and procedures applied in a consistent manner. The Partnership shall initially use the method of accounting chosen by the Accountant with the approval of the General Partner. The General Partner shall maintain the records required to be kept pursuant to § 153.551 of TBOC.

(b) At a minimum, the Partnership shall keep at its principal place of business the following records:

(i) A current list that states: (A) the name and mailing address of each Partner and (B) the Units owned by each Partner;

(ii) Copies of the federal, state, and local information or income tax returns for each of the Partnership’s six (6) most recent tax years (or such shorter period that the Partnership has been in existence);

(iii) A copy of the Certificate and this Agreement, all amendments, or restatements thereof, and executed copies of any powers of attorney;

(iv) Correct and complete books and records of account of the Partnership; and

(v) Any other books, records, or documents required by this Agreement, TBOC, or other Applicable Law.

7.2. Reports. At the expense of the Partnership, the General Partner shall maintain records and accounts of all operations and expenditures of the Partnership and submit annual reports regarding same to each Partner.

7.3. Taxation as a Disregarded Entity. Solely for federal income tax purposes, and other applicable tax purposes, the Partnership shall be disregarded as an entity separate from SRII. Unless otherwise determined by the General Partner, if the Partnership has more than one partner for federal income tax purposes and can no longer be classified as a disregarded entity, the Partnership’s new classification shall be a partnership for U.S. federal income tax purposes.

7.4. Depositories. One or more accounts may be maintained for the Partnership at any commercial financial institution or depository chosen by the General Partner. The funds of the Partnership shall not be commingled with the funds of any other Person unless otherwise Approved by the Partners. Checks may be drawn on the account or accounts of the Partnership only for the purposes of the Partnership and shall be signed by a duly authorized officer of the General Partner or such other Persons as designated by the General Partner.

ARTICLE 8

ADMISSION OF NEW PARTNERS; TRANSFER OR PLEDGE OF UNITS

8.1. Admission of New Partners. New Partners may be admitted to the Partnership upon the terms and conditions determined by the General Partner.

8.2. Transfers and Pledges. Notwithstanding any other provision of this Agreement, no Partner may Transfer or Pledge in any manner whatsoever all or any of its Units unless (i) such Partner has fully complied with the provisions of this Section 8.2 for the Transfer or Pledge, (ii) after giving effect thereto, such Transfer or Pledge would not otherwise terminate the Partnership for the purposes of Code Section 708 or cause the Partnership to be classified as other than a partnership for United States federal income tax purposes, and (iii) such Transfer or Pledge would not result in a violation of applicable law, including U.S. federal or state securities laws, or any term or condition of this Agreement; provided, however, notwithstanding the foregoing, both the General Partner and SRII shall have the unrestricted ability to pledge all or any portion of their respective LP Units in order for the Partnership to fully comply with the terms and conditions set forth in that certain Eighth Amended and Restated Credit Agreement dated as of February 9, 2018, among the Partnership, the lenders party thereto from time to time, and Wells Fargo Bank, National Association, as administrative agent for such lenders, and the security instruments executed in connection therewith.

(a) Transfers or Pledges by the General Partner. The General Partner may Transfer or Pledge its Units only upon the Approval of the Partners.

(b) Transfers or Pledges by a Limited Partner. Each Limited Partner may Transfer or Pledge all or any of its Units only with the consent of the General Partner.

8.3. Substitute Partner. Subject to Section 8.2(b), no Assignee shall have the right to become a substitute Partner (a “Substitute Partner”) upon Transfer of any Units to it unless all the following conditions are satisfied:

(a) The Partner and the Assignee shall have executed and acknowledged such other instruments and taken such other action as the General Partner shall deem reasonably necessary or desirable to effect such substitution, including, without limitation, appropriate amendment to this Agreement;

(b) The conditions set forth in Section 8.2 shall have been satisfied, and, if requested by the General Partner, the Partner or the Assignee shall have obtained an opinion of counsel reasonably satisfactory to the General Partner (which counsel may be a staff attorney employed by the Partner) as to the legal matters set forth in Section 8.2; and

(c) The Partner or the Assignee shall have paid to the Partnership such amount of money as is sufficient to cover all expenses reasonably incurred by or on behalf of the Partnership in connection with such substitution.

8.4. Assignee’s Rights.

(a) Unless an Assignee becomes a Substitute Partner in accordance with the provisions of Section 8.3, it shall not be entitled to any of the rights (including voting rights) granted to a Partner hereunder or under TBOC, other than the right to receive the share of distributions and any other items attributable to a Partner’s Units to which its assignor would otherwise be entitled.

(b) Any Partner that Transfers all of its Units shall cease to be a Partner.

ARTICLE 9

WINDING-UP

9.1. Causes. The Partnership shall be required to wind-up on the first to occur of any of the following events, and each Partner hereby expressly waives any right that it might otherwise have to cause the winding-up of the Partnership:

(a) The Bankruptcy, death, disability, declaration of incompetence, or any other occurrence that would legally disqualify the last remaining General Partner from acting under this Agreement;

(b) The retirement, resignation, or withdrawal from the Partnership by the last remaining General Partner;

(c) The execution by all the Partners of an instrument requiring the winding-up of the Partnership; or

(d) An event requiring such action pursuant to TBOC.

Nothing contained in this Section 9.1 is intended to grant to a Partner the right to cause the winding-up of the Partnership at will (by retirement, resignation, withdrawal, or otherwise), or to exonerate a Partner from liability to the Partnership and the remaining Partners if that Partner causes the winding-up of the Partnership at will. A winding-up at will of the Partnership is in contravention of this Agreement for purposes of TBOC or any successor statute.

9.2. Reconstitution. If the Partnership is required to wind-up as a result from the occurrence of an event described in Section 9.1(a) or Section 9.1(b), then the Partnership may be reconstituted and its business continued pursuant to TBOC. If a reconstitution is completed, an appropriate amendment to this Agreement and, if necessary, to the Certificate shall be executed and, in the case of the Certificate, if necessary, appropriately filed of record. The rights of the remaining Partners after reconstitution, and the rights and liabilities of any Partner wrongfully causing the winding-up of the Partnership in contravention of this Agreement, shall be as provided for under the laws of the State of Texas.

9.3. Interim Manager. If the Partnership is required to wind-up as a result of an event described in Section 9.1(a) or Section 9.1(b), the Limited Partners, by the Approval of the Partners, may appoint an interim manager of the Partnership, who shall have and may exercise all the rights, powers, and duties of the General Partner under this Agreement, until (i) the new General Partner is elected pursuant to Section 6.4, if the Partnership is reconstituted pursuant to Section 9.2, or (ii) a liquidator is appointed pursuant to Section 10.1, if the Partnership is not reconstituted.

ARTICLE 10

LIQUIDATION AND TERMINATION

10.1. General.

(a) Selection of Liquidator. If the Partnership is required to wind-up as a result of an event described in Section 9.1(a) or Section 9.1(b) and is not reconstituted, then the Limited Partners, by the Approval of the Partners, shall, subject to Section 10.1(b), select a party to begin to wind-up the affairs of the Partnership and to liquidate and sell its assets, all pursuant to TBOC. If the Partnership is required to wind-up pursuant to Section 9.1(c) or Section 9.1(d), the General Partner shall begin to wind-up the affairs of the Partnership and to liquidate and sell its assets, all pursuant to TBOC. The party or parties actually conducting the liquidation in accordance with the foregoing sentences are herein referred to as the “Liquidator.”

(b) Duties; Qualifications. The Liquidator (if other than a General Partner) shall have sufficient business expertise and competence to conduct the winding-up and termination of the Partnership and, in the course thereof, to cause the Partnership to perform any existing or future Partnership contractual obligations. The Liquidator shall determine the time, manner, and terms of any sale or sales of Property in liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) Compensation. The Liquidator is entitled to receive reasonable compensation for its services, as agreed upon by the Liquidator and the General Partner, if any, and as Approved by the Partners.

(d) Amendment to Certificate. At the request of a Liquidator who is not a General Partner, the Certificate shall be amended as permitted by TBOC.

(e) Resignation, Removal, Succession. The Liquidator may resign at any time by giving fifteen (15) days’ prior written notice and may be removed at any time, with or without cause, by written notice of removal Approved by the Partners. On the death, dissolution, removal, or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all the rights, powers, and duties of the original Liquidator) will, within thirty (30) days thereafter, be Approved by the Partners, evidenced by written appointment and acceptance. The right to appoint a successor substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under this Agreement, and every reference herein to the Liquidator refers also to any successor or substituted Liquidator appointed in the manner herein provided. The Liquidator has and may exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors in interest, all of the powers conferred by this Agreement upon the General Partner to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions. The Liquidator is not liable as a General Partner hereunder to the Limited Partners or to third-party creditors.

10.2. Liquidation. In the course of the winding-up and termination of the business and affairs of the Partnership, its assets (other than cash) shall be sold, its liabilities and obligations to creditors and all expenses incurred in its liquidation shall be paid. All Property shall be sold on liquidation of the Partnership, and no Property shall be distributed in kind to the Partners, unless it is distributed in proportion to the amounts that each Partner is due under this Section 10.2. Thereafter, the net proceeds from those sales (after deducting all selling costs and expenses in connection therewith), together with (at the expiration of the one-year period referred to in Section 10.3) the balance in the reserve account referred to in Section 10.3, shall be distributed to the Limited Partners in accordance with Section 4.1 by the end of the taxable year during which the liquidation of the Partnership occurs (or, if later, by ninety (90) days after the date of the liquidation).

The Liquidator shall use all reasonable efforts to effect complete liquidation of the Partnership within one year after the date on which the Partnership is dissolved. Each holder of a Unit shall look solely to the assets of the Partnership for all distributions and shall have no recourse therefor (on dissolution or otherwise) against the Partnership or the other Partners. On the completion of the liquidation of the Partnership and the distribution of all funds of the Partnership, the Partnership shall terminate, and the Liquidator shall have the authority to execute and record all documents required to effectuate the dissolution and termination of the Partnership. Distributions pursuant to this Section 10.2 may be made to a trust established for the benefit of the Partners for the purposes of liquidating the Property, collecting amounts owed to the Partnership, and paying contingent or unforeseen liabilities or obligations of the Partnership.

10.3. Creation of Reserves. After making payment or provision for payment of all fixed and determinable debts and liabilities of the Partnership and all expenses of liquidation, the Liquidator may set up, for a period not to exceed one (1) year after the date of the event requiring winding-up, the cash reserves that the Liquidator deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership.

10.4. Final Accounting. Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to the Partners a statement that shall set forth (i) the assets and the liabilities of the Partnership as of the date of complete liquidation, (ii) the distributions to each Partner pursuant to Section 10.2, and (iii) the amount retained as reserves by the Liquidator pursuant to Section 10.3.

ARTICLE 11

MISCELLANEOUS

11.1. Notices.

(a) Any notice, notification, demand, or request provided or permitted to be given under this Agreement must be in writing and shall have been deemed to have been properly given, unless explicitly stated otherwise, if sent by (i) FedEx or other comparable overnight courier, (ii) registered or certified mail, postage prepaid, return receipt requested, or (iii) facsimile during normal business hours to the place of business of the recipient.

(b) For purposes of all notices, the addresses and facsimile numbers of the Partners are set forth on Exhibit A.

(c) All notices, notifications, demands, or requests so given shall be deemed given and received (i) if sent via FedEx or overnight courier, the next Business Day after being delivered; (ii) if sent via registered or certified mail, three (3) days after being deposited in the mail; or (iii) if sent via facsimile, the next Business Day after being faxed.

11.2. Interpretation. The construction and validity of this Agreement and the rights and obligations of the respective parties hereunder shall be governed by, and interpreted and enforced in accordance with, the laws of the State of Texas.

11.3. Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person or Persons may in the context require. Any reference to the Code or other statutes or laws shall include all amendments, modifications, or replacements of the specific sections and provisions concerned.

11.4. Amendment. Except as set forth in Section 3.1, this Agreement may not be amended, altered, or modified except by an instrument in writing Approved by the Partners (or the duly-authorized agent of any party), excluding each Partner who has Transferred its entire interest in the Partnership to an Assignee.

11.5. Severability. If any provision of this Agreement or any application of such provision to any Person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

11.6. No Third-Party Beneficiary. This Agreement is made solely and specifically between and for the benefit of the parties hereto and their respective successors and assigns, subject to the expressed provisions hereof relating to successors and assigns. No other Person has any rights, interest, or claims hereunder or is or will be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise unless specifically provided in this Agreement.

11.7. Sole and Absolute Discretion. Except as otherwise provided in this Agreement, all actions that any General Partner may take and all determinations that any General Partner may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of that General Partner.

11.8. Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding upon and inure to the benefit of the parties signatory hereto, and their respective distributees, successors, and assigns.

11.9. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Partners and replaces and supersedes all prior agreements, except for any agreement executed contemporaneously herewith by and among the Partners or any of them contemporaneously herewith. This Agreement supersedes all written and oral statements, and no representation, statement, condition, or warranty not contained in this Agreement shall be binding on the Partners or have any force or effect whatsoever. No Partner has rendered any services to, or on behalf of, any other Partner or the Partnership, and no Partner shall have any rights with respect to any services that might be alleged to have been rendered.

11.10. Title to Partnership Property. To the extent that Property is held in the name of a Partner, the Property shall be deemed held by that Partner as agent and nominee for and on behalf of the Partnership. Any other property acquired by or standing in the name of any Partner shall be conclusively presumed not to be Property, unless an instrument in writing, signed by such Partner, shall specify to the contrary.

11.11. Reliance on Authority of Persons Signing Agreement. If a Partner is a Person other than a natural person, the Partnership (i) is not required to determine the authority of the Person signing this Agreement to make any commitment or undertaking on behalf of such entity or to determine any fact or circumstance bearing upon the existence of the authority of such Person; (ii) is not required to see to the application or distribution of proceeds paid or credited to Persons signing this Agreement on behalf of such entity; (iii) is entitled to rely on the authority of the Person signing this Agreement with respect to the giving of consent on behalf of such entity in connection with any matter for which consent is permitted or required under this Agreement; and (iv) is entitled to rely on the authority of any general partner, joint venturer, manager, co- or successor trustee, or president or vice president (as the case may be), of any such entity the same as if such Person were the Person originally signing this Agreement on behalf of such entity.

11.12. Other Business. Each Partner may be engaged in a business or businesses other than that of the Partnership and may acquire properties for its own account or jointly with others or in any other capacity without being accountable or liable to the Partnership for the breach of any fiduciary obligation. These activities may be organized for purposes of engaging in activities similar to the activities of the Partnership, even if in competition with the Partnership, and the Partnership shall not have any rights in and to such independent ventures or the income or profits derived therefrom.

11.13. Partition Rights. No Partner shall have the right to the partition of any Property or to take any action or initiate or prosecute any judicial proceeding for the partition, or the partition and sale, of any Property.

11.14. Agreement in Counterparts. This Agreement may be executed in several counterparts, and all so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart.

Remainder of Page Intentionally Left Blank.

Signature Page(s) Follows.

IN WITNESS WHEREOF, this Agreement is effective as of the day and year first above written.

GENERAL PARTNER:

ALTA MESA HOLDINGS GP, LLC, a Texas limited liability company

By:	/s/ Harlan H. Chappelle
Harlan H. Chappelle,
President and Chief Executive Officer

Signature Page to the

7th A&R LPA of Alta Mesa Holdings, LP

LIMITED PARTNER:

SRII OPCO, LP, a Delaware limited partnership

By:	SRII Opco GP, LLC,
a Delaware limited liability company,
its General Partner

By:	/s/ Stephen S. Coats
Name: Stephen S. Coats
Title: Secretary

Signature Page to the

7th A&R LPA of Alta Mesa Holdings, LP

LIMITED PARTNER:

ALTA MESA HOLDINGS GP, LLC, a Texas limited liability company

By:	/s/ Harlan H. Chappelle
Harlan H. Chappelle,
President and Chief Executive Officer

Signature Page to the

7th A&R LPA of Alta Mesa Holdings, LP

SEVENTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

ALTA MESA HOLDINGS, LP

(A Texas Limited Partnership)

EXHIBIT A

1.	Name of Partnership:	Alta Mesa Holdings, LP

2.	Address, and Telephone and Facsimile Numbers of Principal Office:	15021 Katy Freeway Suite 400
Houston, Texas 77094

Telephone: (281) 530-0991
Facsimile: (281) 530-5278

3.	Registered Agent and Office:	CT Corporation System
1099 Bryan Street
Suite 900
Dallas, Texas 75201

4.	General Partner:

	Name:	Alta Mesa Holdings GP, LLC

	Mailing Address, and Telephone and Facsimile Numbers:	15021 Katy Freeway
Suite 400
Houston, Texas 77094

Telephone: (281) 530-0991
Facsimile: (281) 530-5278

	Effective Date Became Partner:	September 26, 2005

	GP Units	1

	LP Units	1.798

A-1

6.	Limited Partner:

	Name:	SRII Opco, LP

	Mailing Address, and Telephone and Facsimile Numbers:	15021 Katy Freeway Suite 400
Houston, Texas 77094

Telephone: (281) 530-0991
Facsimile: (281) 530-5278

	Effective Date Became Partner:	February 9, 2018

	LP Units	998.202

A-2